Exhibit 99.1

IAMGOLD signs its first option agreement to explore properties surrounding its Rosebel Mine in Suriname

TSX: IMG    NYSE: IAG

TORONTO, March 6, 2014 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") announced today that it has finalized a five-year option agreement with Sarafina N.V. (the "Agreement") under which IAMGOLD's subsidiary, Rosebel Gold Mine ("RGM") may earn a 100% interest in Sarafina's 10,000 hectare mining concession, located 25 kilometres from the Rosebel Gold Mine in Suriname.

The Company may exercise its right to purchase the property at any time for a cash purchase price of US$1 million. To maintain this purchase option, RGM is required to make scheduled option payments totaling US$575,000 over five years. IAMGOLD may elect to terminate the Agreement at any time. Should the project proceed to production, Sarafina N.V. shall be paid a NSR royalty of 1.6% for any gold produced from this property.

IAMGOLD's President and CEO, Steve Letwin, said, "Rosebel has been a great mine for IAMGOLD.   In its first 10 years, Rosebel produced more gold than defined in its original mineral reserve.   Its future reserves are becoming more challenging and expensive to process due to an increasing proportion of hard rock.   The Sarafina property has the potential to yield new discoveries of higher grade, softer rock that could be mined with a lower stripping ratio than our current operations.   The new Agreement opens the opportunity to reinvent Rosebel, lengthen its reserve life, lower its unit operating costs and improve its contribution to the Government of Suriname, the local community and our investors."

The property lies within the Unincorporated Joint Venture ("UJV") area that was negotiated with the Government of Suriname in 2013, with the UJV owned 70% by RGM and 30% by the Government. In the UJV, RGM is eligible to benefit from the low power rate of $0.11/kWh for any material processed originating from the Sarafina property.   IAMGOLD intends to make exploration of this property a priority, with the aim of discovering additional softer ore to feed to the Rosebel mill in the coming years.

The Sarafina property lies within a northwest trending belt of sheared mafic volcanics immediately along strike of the previously discovered Saramacca gold deposit.  The project has been the site of previous exploration and ongoing small scale mining and is believed to have exploration potential for the discovery of gold mineralization. IAMGOLD will complete a compilation of all historic exploration data to identify priority targets for follow up and will have its exploration team active on the site immediately.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release include, but are not limited to, statements with respect to: the Company's guidance for production, exploration, rock hardness, grade, strip ratios, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production,  permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses and title disputes or claims. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the, use of the words "may", "will", "should", "could", "intends", "potential", "continue", "expect" or "anticipate" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader not to place any reliance whatsoever on forward-looking information or forward-looking statements. Forward- looking information and forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person:
The technical information in this news release was prepared under the supervision of Craig MacDougall , P.Geo., Senior Vice President, Exploration for IAMGOLD.  Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with five operating gold mines (including current joint ventures) on three continents and one of the world's top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

SOURCE: IAMGOLD Corporation

%CIK: 0001203464

For further information:

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4738  Mobile (647) 280-0519

Toll-free: 1-888-464-9999  info@iamgold.com

CO: IAMGOLD Corporation

CNW 19:00e 06-MAR-14